  SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

DOLPHIN ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, $0.015 par value per share

(Title of Class of Securities)

25686H100

(CUSIP Number)

May 13, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25686H100	SCHEDULE 13G

1	Name of Reporting Person Marvin Shanken

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,558,588

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,558,588

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,558,588 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.8% (2)

12	Type of Reporting Person (See Instructions) IN

(1) This number does not include (i) 638,733 shares of common stock of Dolphin Entertainment, Inc. (the “Issuer”) that that are issuable upon conversion of a senior convertible note (the “Note”), or (ii) 100,000 shares of common stock of the Issuer that are issuable upon the exercise of warrants (the “Warrants”) that will become exercisable on September 4, 2020. The Note and the Warrants are each subject to a 4.99% beneficial ownership blocker and the percentage set forth on row (11) and the number of shares of common stock set forth on rows (5), (7) and (9) give effect to such blockers.

(2) This calculation is based on the 20,036,906 shares of common stock of the Issuer outstanding as of April 17, 2020, according to the definitive proxy statement filed by the Issuer on April 27, 2020.

CUSIP No. 25686H100	SCHEDULE 13G

Item 1.   Name of Issuer; Address of Issuer’s Principal Executive Offices

(a) – (b)   This Schedule 13G is being filed with respect to the common stock, par value $0.015 per share, of Dolphin Entertainment, Inc., a Florida corporation.  The address of the principal executive offices of the Issuer is 150 Alhambra Circle, Suite 1200, Coral Gables, FL 33134.

Item 2.   Name of Person Filing; Address or Principal Business Office; Citizenship; Title of Class of Securities; Cusip No.

(a)	Name of Persons Filing (the “Reporting Persons”):

Marvin Shanken

(b)	The principal business office of each of the Reporting Persons is located at:

825 Eighth Avenue, 33rd Floor, New York, NY 10019

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common stock, par value $0.015 per share

(e)	CUSIP Number:

25686H100

Item 3.   If this statement is filed pursuant to rule 13d-1(b) or 13d-2(b) or (c), check the appropriate box.

Not applicable.

Item 4.   Ownership

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.   Identification and Classification of Members of the Group

Not applicable.

Item 9.   Notice of Dissolution of Group

Not applicable.

CUSIP No. 25686H100	SCHEDULE 13G

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2020

/s/ Marvin Shanken
Marvin Shanken